EXHIBIT NO. 99

Supplemental Segment Information

In thousands	Three Months Ended January 31,		Nine Months Ended January 31,
Orders Received:	2004	2003	2004	2003
Sign Making and Specialty Graphics	$ 60,645	$ 62,845	$ 205,606	$197,683
Apparel and Flexible Materials	42,467	38,463	120,759	114,139
Ophthalmic Lens Processing	19,217	23,131	57,496	66,504
	$122,329	$124,439	$383,861	$378,326
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	January 31, 2004	April 30, 2003
Backlog:
Sign Making and Specialty Graphics	$ 251	$ 249
Apparel and Flexible Materials	30,150	26,205
Ophthalmic Lens Processing	3,040	3,258
	$ 33,441	$29,712
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